SECURITIES / 05039422
Wa.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 52028

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SIG BROKERAGE, LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 City Line Avenue, Suite 220
(No. and Street)

Bala Cynwyd (City) PA (State) 19004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Sullivan (610) 617-2600
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York, (City) NY (State) 10036 (Zip Code)

PROCESSED
MAR 2 3 2005
THOMSON FINANCIAL

SEC MAIL RECEIVED MAR 0 1 2005 WASH. D.C. 202 SECTION

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Brian Sullivan swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SIG Brokerage, LP, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Controller Treasurer

Title

Notary Public 2/24/05

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Partners of
SIG Brokerage, L.P.

We have audited the accompanying statement of financial condition of SIG Brokerage, L.P. (the "Company") as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SIG Brokerage, L.P. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 19, 2005

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

SIG BROKERAGE, L.P.
(a limited partnership)

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS	
Cash	$ 5,585
Commissions Receivable	37,793
Receivable from Clearing Broker	5,279,471
Receivable from Affiliates	2,220,373
Exchange Memberships - at cost (market value of $1,050,000)	1,883,333
Other Assets	10,176
Total Assets	$9,436,731
LIABILITIES AND PARTNERS' CAPITAL	
Liabilities:	
Payable to Affiliates	$ 649,600
Compensation Payable	1,731,864
Accounts Payable and Accrued Expenses	230,596
Total Liabilities	2,612,060
Partners' Capital	6,824,671
Total Liabilities and Partners' Capital	$9,436,731

See Notes to Statement of Financial Condition

1. ORGANIZATION:

SIG Brokerage, L.P. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the New York Stock Exchange, Inc. (the "NYSE") and the American Stock Exchange, LLC ("Amex"). The Company earns commissions primarily from acting as an introducing broker for other registered broker-dealers on the NYSE and Amex. The Company is owned 99% by SIG Specialists, Inc. (the "Parent") and 1% by SIG Brokerage, LLC.

2. SIGNIFICANT ACCOUNTING POLICIES:

This statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

No provision for federal income taxes has been made since, as a limited partnership, the Company is not subject to federal income taxes. The Company is exempt for state and local income tax purposes as the Company has elected to file as a part of a consolidated group wherein the sole shareholder of the Parent files for the group. Provisions for state and local taxes are computed by the sole shareholder of the Parent and allocated to the Company, when applicable.

3. RECEIVABLE FROM CLEARING BROKER AND CONCENTRATION OF CREDIT RISK:

At December 31, 2004, the receivable from the clearing broker represents commissions earned as an introducing broker.

The Company has agreed to indemnify its clearing broker for losses that it may sustain from the accounts introduced by the Company. As of December 31, 2004, there were no unsecured amounts related to these accounts that were owed to the clearing broker.

4. RELATED PARTY TRANSACTIONS:

The Company is affiliated through common ownership with Susquehanna Business Development, Inc. and Waves Licensing, LLC.

The Company executes trades for affiliated broker-dealers for which it receives commissions at various rates.

An affiliated entity acts as a common payment agent for the Company and various affiliates for all direct and indirect expenses. The Company pays a monthly management fee for the indirect costs based on allocations determined at the affiliated entity's discretion. Included in the receivable from affiliates is a prepaid management fee of $1,731,796 relating to these indirect operating costs.

Susquehanna Business Development Inc. performs marketing services for the Company. The payable to this affiliate for these services is $125,087 as of December 31, 2004. Because of its short-term nature, the fair value of the payable to affiliates approximates its carrying amount.

The Company and various other entities are under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in new business activities. Therefore, the financial position presented herein may not necessarily be indicative of that which would be obtained had these entities operated autonomously.

The Company entered into a licensing agreement with Waves Licensing, LLC on March 1, 2004. The agreement allows the Company to utilize Waves Licensing, LLC's intellectual property and research and development, of which Waves Licensing, LLC is the exclusive owner. As consideration for the license, the Company pays an annual licensing fee equal to 10% of the Company's net trading profits if any, as defined in the licensing agreement. Included in payable to affiliates are licensing fees payable to Waves Licensing, LLC amounting to $524,513 for the year ended December 31, 2004.

5. NET CAPITAL REQUIREMENT:

As a registered broker-dealer and member firm of the NYSE, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. The Company computes its net capital under the basic method permitted by the rule, which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2004, the Company had net capital of $3,972,426, which exceeded its requirement of $267,232 by $3,705,194.

6. SUBSEQUENT EVENTS:

Subsequent to December 31, 2004, a Partner made capital contributions of $300,000.

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Partners of
SIG Brokerage, L.P.

In planning and performing our audit of the financial statements and supplemental schedules of SIG Brokerage, L.P. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by 15c3-3(e). Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2005
WASH. D.C. 202

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements caused by error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 19, 2005